Securities and Exchange Commission

Attn:  John Reynolds, Assistant Director

January 29, 2013

COVER LETTER

Securities and Exchange Commission

Attn:  John Reynolds, Assistant Director

January 29, 2013

Leonard  E. Neilson

A  PROFESSIONAL  CORPORATION

LEONARD  E.  NEILSON

8160  SOUTH  HIGHLAND  DRIVE,  SUITE 104

          ATTORNEY  AT  LAW

SANDY,  UTAH  84093

TELEPHONE:  (801)  733-0800

FAX:  (801)  733-0808

E-MAIL:  LNEILSONLAW@AOL.COM

January 29, 2013

Securities and Exchange Commission

Attn:  John Reynolds, Assistant Director

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

VIA:  EDGAR

Re:

Eastgate Acquisitions Corporation

Amendment No. 1 to

Form S-1 (Filed November 20, 2012)

SEC File No.  333-185050

Dear Mr. Reynolds:

In response to your letter dated December 17, 2012, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Eastgate Acquisitions Corporation (“Eastgate” or the “Company”) and is based solely upon representations made, and documents and information provided by the Company.  Amendment No. 1 to the Registration Statement on Form S-1 is being filed concurrently with this letter.    The Company has made certain changes in the Amendment in response to the Staff’s comments as described below.

General

Comment 1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response to Comment 1:  The Company has represented that are no written investor communications or published or distributed research reports.

The Offering

Comment 2.

Please reconcile the disclosure in this section with the prospectus cover page and plan of distribution, which discloses that the selling shareholders must sell at a fixed price until the stock is quoted on the OTC Bulletin Board.

Response to Comment 2:  We have added a new third paragraph under the “The Offering – Selling Stockholders” heading on page 4 to disclose that selling stockholders must sell at a fixed price until the Company’s shares are quoted on the OTCBB.

Risk Factors

Comment 3.

Please revise the subheading of the third risk factor to clearly reflect the identification of a material weakness.

Response to Comment 3:  We have added information to the subheading of the third risk factor on page 6 to reflect the material weakness of limited segregation of duties with respect to the preparation and review of financial statements.

Market For Our Common Stock

Comment 4.

Please revise to include the information required by Item 201(b)(1) of Regulation S-K or advise us where such information can be found in the document.

Response to Comment 4:  We have included the current number of stockholders in the first paragraph under the “Market For Our Common Stock” section on page 13.

Business

Comment 5.

Please provide the basis for the statements about your proposed product throughout the prospectus. For example and without limitation, provide the basis for your belief regarding the “visible advantages, such as lower dosing, fewer side effects and alternative dosage forms,” your belief that your technology will “improve the effectiveness of poor bioavailable drugs,” and your belief that your delivery methods “will significantly decrease requirements for preclinical investigations and clinical testing, accelerate the clinical approval process, shorten the time to market and simplify the steps of the product development process.”

Response to Comment 5: We have added language and revised disclosure throughout the “Business” section, particularly under the “Product Overview” heading on page 20, to discuss the perceived advantages of the Company’s products.

Comment 6.

While we note the glossary of terms, we note that the discussion of your proposed products beginning on page 20 contains a number of scientific and technical terms that may not be understood by the average investor. Please revise the disclosure to provide a less technical discussion of your proposed products.

Response to Comment 6:  We have added additional terms under the “Glossary of Terms” heading on page 19 to assist the reader to better understand the technical discussion of the Company’s business and technology.  We have also revised disclosure throughout the “Business” section to provide a less technical discussion of the Company’s technology and proposed products.

Technology and Products

Comment 7.

We note that certain of the products described herein (e.g., E-drops, Puralen, GluCorrect, Urban Power and Wartzz) are also described on the website of Eastgate Pharmaceuticals Inc., a company located in Ontario, Canada. Please advise us of what legal rights you have with respect to these products. In addition, please advise us of the nature of your relationship with Eastgate Pharmaceuticals Inc. as it pertains to these products. If there are any material agreements, please disclose the material terms and file as exhibits.

Response to Comment 7:  Please be advised that Eastgate Pharmaceuticals Inc. is the wholly owned subsidiary of the Company, originally incorporated in 1990 by Anna Gluskin in the Province of Ontario, Canada as Angara Global Development Corp. The entity was dormant for several years with no assets, liabilities or operations until it changed its name to Eastgate Pharmaceuticals Inc in October 2011 and began operation in October 2012, when it became a subsidiary of the Company. Initially, the proceeds from the $100,000 demand promissory note were deposited with Eastgate Pharmaceuticals.  Other than the deposited funds, Eastgate Pharmaceuticals does not have any other assets or operations, except that it is the signing party to the distribution agreement with Mediq Dansmark A/S. Because the Company anticipates having Canadian operations in the future, management believes that the Company will need a Canadian presence. We have added a new seventh paragraph under the “Business” section on page 19 to discuss Eastgate Pharmaceuticals Inc.

Comment 8.

Please discuss the estimated costs associated with the remaining development of each proposed product and the estimated costs and time frame for the FDA approval process. Also, please discuss the impact a lack of funding would have upon the timing of the development and approval process for your proposed products.

Response to Comment 8:  We have added an extended discussion of the estimated costs and time frame for development and approval process of the Company’s products under the “Research and Development” heading on page 32.

Comment 9:

Please discuss on page 28 whether FDA approval would be required for the natural health products. It appears that some statements you are making regarding these natural health products may be medical claims.

Response to Comment 9.  We have added new second and third paragraphs under the “Natural Health Products” heading on page 28 to discuss that generally, FDA approval is not necessary for the natural health products.

Comment 10.

Please discuss the competitive conditions in the industry and your competitive position in the industry, as required by Item 101(h)(4)(iv) of Regulation S-K. In addition, your proposed products would compete with other delivery methods or drugs used to treat the same medical condition.

Response to Comment 10:  Beginning with new second and third paragraphs under the “Competition” heading on page 31, we have included information regarding the Company’s competitive position as it relates to the products and discussed under the various product subheadings on pages 31 and 32.

Comment 11.

Please discuss the proposed distribution methods for your proposed products, as required by Item 101(h)(4)(ii) of Regulation S-K.

Response to Comment 11:  We have added two new paragraphs to the end of the “Marketing Plan” heading on page 29 to discuss the Company’s current and future distribution plans. We are also including as Exhibit 10.6 a copy of the agreement for distribution of products with Mediq Dansmark A/S.

Comment 12.

Please update the disclosure in this section and throughout the prospectus as of the most recent practicable date. We note references on page 31 to as of the time of closing of the acquisition agreement, which occurred in May 2012.

Response to Comment 12:  We have revised the first paragraph under the “Employees” heading on page 33 to update the information. We have also updated disclosure throughout the document to the most recent practical date.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comment 13.

Please revise your disclosure to describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations as required by Item 303(a)(3)(ii) of Regulation S-K.

Response to Comment 13:  We have added a new subheading on page 35 entitled “Sales” that discusses the Company’s expectations of sales commencing in 2013 as a result of development and marketing of new products.

Comment 14.

Please revise your discussion and analysis of the results of operations to cover the two-year period covered by the financial statements as required by Instruction 1 to Item 303(a) of Regulation S-K.

Response to Comment 14:  We have included discussions for the two-year period ended December 31, 2010 and 2011 under the “Results of Operations” heading beginning on page 34.

Liquidity and Capital Resources

Comment 15.

Please revise your discussion and analysis of liquidity and capital resources to cover the two-ear period covered by the financial statements as required by Instruction 1 to Item 303(a) of regulation S-K.

Response to Comment 15:  We have expanded disclosure under the “Liquidity and Capital Resources” heading starting on page 35 to include information for the past two fiscal years.

Comment 16.

Please disclose the material terms of the demand promissory note with the related party and file the agreement as an exhibit.

Responses to Comment 16:  The material terms of the demand promissory note have been set forth in the second paragraph under the “Liquidity and Capital Resources” heading on page 35. The terms were also previously disclosed in the fourth paragraph under the “Relationships and Related Party Transactions” heading on page 41 of the initial Form S-1 filing.  A copy of the demand promissory note and securities purchase agreement have been included as Exhibits 10.4 and 10.5.

Comment 17.

We note the disclosure on page 32 that you estimate cash requirements for the next twelve months will be approximately $5 million. Discuss in greater detail the anticipated sources of funding.

Response to Comment 17:  The last paragraph under the “Liquidity and Capital Resources” heading on page 36 includes a discussion the Company’s anticipated future sources of funding.  If alternative sources are not available, the Company would most likely have to rely on related parties to provide funding, although there are no commitments or agreements for such funds.  The Company has entered into an investment agreement and registration rights agreement with Kodiak Capital, LLC, which provides an equity line of credit up to $15,000,000, which is described under the “Future Financing” heading also on page 36. However, the Kodiak agreement will not be effective until the Company shares are accepted for quotation on the OTCBB and the Company has an effective registration statement to cover the shares issuable under the equity line.

Management

Comment 18.

We note your disclosure that Brian Lukian became Chief Financial Officer on May 22, 2012. We also note your disclosure that Mr. Williams serves as your principal financial officer and principal accounting officer. Please revise your disclosure to clarify whether Mr. Lukian or Mr. Williams is the Chief Financial Officer of the company.

Response to Comment 18:  Please be advised that Mr. Lukian presently serves as the Company’s Chief Financial Officer.  Mr. Williams served as the Company’s principal financial officer and principal accounting officer until May 2012.  We have revised the last sentence in Mr. Williams’ resume on page 39 to clarify this information.

Comment 19.

It appears that Anna Gluskin, Mira Hasanagic, Michael Weisspapir, Joseph Schwarz, and Brian Lukian are officers of Eastgate Pharmaceuticals Inc., a company located in Ontario, Canada. Please revise your disclosure to provide all of the information required by Item 401(e)(1) of Regulation S-K with respect to each director’s and each executive officer’s employment with Eastgate Pharmaceuticals Inc. or advise us why you believe such information is not required to be disclosed.

Response to Comment 19:  Eastgate Pharmaceutical Inc. is the Company’s recently created wholly owned subsidiary. Each person referenced in your Comment 19 above also serves as an officer of the subsidiary.  We have added appropriate disclosure regarding each person’s relationship to Eastgate Pharmaceutical to their respective resumes starting on page 38.

Comment 20.

Please disclose the business experience of Ms. Gluskin from September 2010 until May 2012.

Response to Comment 20:  We have added to the first paragraph of Ms. Gluskin’s resume on page 38, disclosure regarding her activities from September 2010 to May 2012.

Comment 21.

Please disclose the amount and percent of time each officer devotes to the company.

Response to Comment 21:  We have added a new paragraph at the end of the resumes on page 40 to discuss the amount of time devoted by the officers to the Company.

Comment 22.

We note your disclosure that since January 2007, Brian Lukian has been providing consulting services in regards to mergers and acquisitions, turnarounds, financings as well as business and industry analysis. This appears to be the full extent of your disclosure regarding Mr. Lukian’s business experience during the past five years. Please revise your disclosure to provide a brief explanation as to the nature of the responsibility undertaken by Mr. Lukian in prior positions and additional information relating to the level of Mr. Lukian’s professional business experience as required by Item 401(e)(1) of Regulation S-K.

Response to Comment 22:  We have revised Mr. Lukian’s resume on page 39 to clarify his past business and professional experience.

Comment 23.

For each director, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e)(1) of Regulation S-K.

Response to Comment 23:  We have added to the end of each person’s resume starting on page 38 a discussion regarding the qualifications that led to the conclusion that each person should serve as a director.

Relationships and Related Party Transactions

Comment 24.

We note your disclosure that “the company has recorded expenses paid on its behalf by principal stockholders as a related party payable.” We also note your disclosure pertaining to a note that appears to be related to the payment of expenses on the company’s behalf by principal stockholders. Please revise your disclosure to provide all of the information required by Item 404(a) of Regulation S-K

Response to Comment 24:   We have expanded the last paragraph under the “Relationships and Related Party Transactions” heading on page 41 to disclose additional information regarding the related party payable.

Comment 25.

For each debt transaction, please provide the disclosure required by Item 404(a)(5) of Regulation S-K.

Response to Comment 25:  The last paragraph under the “Relationships and Related Party Transactions” heading on page 41 includes the information required by Item 404(a)(5).

Comment 26.

Please provide the disclosure required by Item 404(a) of Regulation S-K for the fiscal years ended December 31, 2011 and December 31, 2010. Also, please disclose all related party transactions during the nine months ended September 30, 2012. We note the disclosure in footnote four to the financial statements ended September 31, 2012 regarding the issuance of 10 million shares to a related company for patents and services. We also direct your attention to footnote six to the financial statements.

Response to Comment 26:  The second paragraph under the “Relationships and Related Party Transactions” heading on page 40 previously disclosed the issuance of the 10,000,000 shares pursuant to the Acquisition Agreement to persons that became affiliates.  The third paragraph under the same heading has been added to reflect the additional 10,000,000 shares issued. All related transactions for the first nine months of 2012 have been disclosed. The only related party debt for 2010 was to Williams Investment, that is disclosed in the last paragraph under the heading on page 41.

Description of Securities

Comment 27.

We note the statement on page 38 that “all outstanding shares of our common stock have been fully paid and are non-assessable.” The statement is a legal conclusion that should be attributed to counsel or removed.

Response to Comment 27:  As per your comment, we have removed the above referenced statement under the “Preemptive Rights” subheading on page 42.

Where You Can Find More Information

Comment 28.

Please revise to include the disclosure required by Item 101(h)(5)(ii) of Regulation S-K.

Response to Comment 28:  We have revised the third paragraph under the “Where You Can Find More Information” section on page 43 to disclose that the Company is subject to the requirements of the Securities Exchange Act of 1934 and file annual, quarterly and current reports and other information with the SEC.

Report of Independent Registered Public Accounting Firm

Comment 29.

Please note that for development stage entities, auditor association with the cumulative data since inception is required in annual reports. Please advise your independent accountant to revise the scope and opinion paragraphs of their audit report to opine upon the cumulative period from inception (September 8, 1999) through December 31, 2011 in addition to the annual periods already included. Please amend your Form 10-K accordingly.

Response to Comment 29:  The Company’s independent accountant has revised the cope and opinion paragraphs of their audit report in response to your comment, which is included in the financial statements for December 31, 2011.

Exhibits

Comment 30.

Please file as an exhibit to the Form S-1 a complete copy of the articles as amended as required by Item 601(b)(3)(i) of Regulation S-K.

Response to Comment 30:  We have filed a revised Exhibit 3.1 that includes the articles of incorporation all amendments thereto since inception. We have eliminated Exhibit 3,2

Comment 31.

We are unable to locate Exhibit 4.1, an instrument defining security holder rights, previously filed as an exhibit to Form 10-SB on November 2, 2007. Please advise or revise.

Response to Comment 31:  Please refer to Exhibit 4.1 to Amendment No. 1 to the registration statement for a copy of the Company’s stock certificate defining security holder rights.

Comment 32.

We note your disclosure on page 29 of the prospectus that “[c]urrently we have a signed agreement with Nutralab Ltd. (Markham, Ontario) to manufacture several of our products.” However, the Agreement for Private Label & Custom Manufacturing filed as Exhibit 10.1 is an agreement between Nutralab Canada Ltd and NanoEssentials Ltd. The company does not appear to be a party to this agreement. Please advise. In addition, please consider whether your disclosure on page 29 should be revised to accurately describe the nature of the agreement, if any, between the company and Nutralab Ltd.

Response to Comment 32:  The agreement with Nutralab Ltd. was assigned to the Company as part of the Acquired Products included in the Patent Acquisition Agreement finalized on May 22, 2012. We have added disclosure to the end of the first paragraph under the “Manufacturing” heading on page 30 to discuss this issue.

?

In response to your comment, we are attaching to this letter as Attachment No. 1 a written statement by the Company acknowledging those items set forth in your letter.

We will deliver to the Staff “redlined” hard copies of the Form S-1 for your convenience.

Any further questions or comments concerning the Company can be directed to this office by phone at (801) 733-0800, by Fax at (801) 733-0808 or e-mail at LNeilsonLaw@aol.com with a copy to Anna Gluskin at gluskin.Anna@gmail.com

.

Yours truly,

/S/

Leonard E. Neilson

Leonard E. Neilson

:ae

Attachments

cc:  Anna Gluskin, CEO, Eastgate Acquisitions Corporation

Securities and Exchange Commission

Attn:  John Reynolds, Assistant Director

January 29, 2013

Attachment No. 1

EASTGATE ACQUISITIONS CORPORATION

2681 East Parleys Way, Suite 204

Salt Lake City, Utah 84109

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

To whom it may concern:

In connection with the response of Eastgate Acquisitions Corporation (the “Company”) to the SEC letter dated December 17, 2012, SEC File No. 333–185050, the Company hereby acknowledges that:

?

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Eastgate Acquisitions Corporation

By:   /S/     ANNA GLUSKIN

Its:

Chief Executive Officer